COJAX OIL AND GAS CORPORATION
3033 Wilson Boulevard, Suite E-605

Arlington, VA 22201

September 29, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Anuja A. Majmudar, Attorney-Advisor

Re: CoJax Oil and Gas Corporation

Registration Statement on Form S-1, as amended (File No. 333-257331)

Dear Ms. Majmudar:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), CoJax Oil and Gas Corporation, a Virginia corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective under the Securities Act on October 1, 2021, at 10 a.m. Eastern Daylight Time, or as soon thereafter as practicable. In connection with such request, the undersigned hereby acknowledges the following:

•Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call Eleanor Osmanoff, Esq., at The Crone Law Group, P.C., counsel for the Company, at (917) 679-5931, email: eosmanoff@cronelawgroup.com.

Thank you for your attention to this matter.

       Sincerely,

/s/ Jeffrey J. Guzy
Jeffrey J. Guzy
Chief Executive Officer

cc: Eleanor Osmanoff, Esq.